Good things happen
When you own good real estate

Q3 2017 Financial Results – November 20, 2017



G Zameret , Tel Aviv, Israel

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LOCATION
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Disclaimer

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors."

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.



Dori J. Segal
Executive Vice-
Chairman and CEO



Adi Jemini
Executive Vice-
President and CFO

Financial Results

(in NIS millions except per share data) (Unaudited)	3 months ended September 30			9 months ended September 30		
	2017	2016[1]	Change %	2017	2016[1]	Change %
Property rental income	718	699	2.7%	2,105	2,129	(1.1%)
NOI	516	490	5.3%	1,483	1,487	(0.3%)
NOI adjusted for exchange rates	516	483	6.8%	1,483	1,413	5.0%
Economic FFO[(2)]	186	146	27%	535	426	26%
Economic FFO[(2)] per share (NIS)	0.95	0.74	28%	2.74	2.18	26%
Economic FFO[(2)] adjusted for exchange rate	186	140	33%	535	388	38%
Economic FFO[(2)] adjusted for exchange rate per share (NIS)	0.95	0.71	34%	2.74	1.99	37%
Number of shares used in calculating the diluted FFO per share (000)	195,359	195,567	-	195,499	195,567	-
Consolidated cash flow from operating activities	410	564	-	782	1,167	-
Net Income (loss) attributable to equity holders of the company	(185)	381	-	(90)	200	-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)	(0.95)	1.98	-	(0.49)	0.94	-

(1) Reclassified ,see notes 3b and 3c in the financial statements
(2) Economic FFO is presented according to management approach and EPRA, and includes Gazit's proportionate share in Regency's FFO.

FFO – Q3 2017 and 9M YTD



ARKADY PANKRAC

Arkady Pankrac, Prague, Czech



Economic FFO per share – Q3 2017 vs. Q3 2016
NIS
0.90
0.80
0.70
0.60
0.50
0.40
0.74
0.95
0.71
Based on 30/9/2017 Fx rates
Q3/2016
Q3/2017



Economic FFO – 1-9/2017 vs. 1-9/2016
NIS
2.90
2.70
2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.10
0.90
2.18
2.74
1.99
Based on 30/9/2017 Fx rates
1-9/2016
1-9/2017

Update of Economic FFO Guidance Upwards and Narrow the Range to 3.53 – 3.59 Per Share



3080 Yonge Street
Toronto, Canada

Presented below is the 2017 guidance, based on publicly available information and Management's assessments, including the FFO guidance of public investees, where published, and also on assumptions:

- Exchange and interest rates known as of the filing date.
- No significant investments, acquisitions and disposals, other than development work.
- No material unexpected events in the business.

	6-9/17 Actual	1-9/17 Actual	Full Year 2017 Previous Guidance	Full Year 2017 Updated Guidance
Economic FFO (NIS in million)	186	535	635 – 649	688 - 700
Economic FFO per share (NIS)	0.95	2.74	3.25– 3.32	3.53 – 3.59

OPERATIONAL PARAMETERS

1-9/2017 Same property NOI growth

Geographic Spread



4.0%
2.7%
1.1%
8.0%
7.5%
(1.8%)
US- REG
Canada - FCR
Northern Europe
Central & Eastern Europe
Brazil
Israel

Total



3.6%

Resilient assets with stable occupancy

Geographic Spread



95.4% 95.3%
95.0% 95.3%
96.2% 96.2%
96.6% 95.4%
92.6% 94.1%
96.5% 96.8%
USA
Canada
Northern Europe
CEE
Brazil
Israel
31/12/2016
30/09/2017

Total



95.6%
95.3%

(1) Including Kista 50%
(2) Russia same property NOI increased by 26.7%. Excluding Russia – Total portfolio Same property NOI growth is 2.3%

BALANCE SHEET HIGHLIGHTS

(in NIS million except per share data)	As of September 30 2017	As of December 31 2016
Total Assets	49,536	86,887
Investment Properties & Development	35,847	78,679
Interest Bearing Debt, Net	26,009	42,591
Total Equity	17,791	33,768
Shareholder's Equity	9,420	8,158
Shareholder's Equity Per Share	48.4	41.7
EPRA NAV per share	56.3	56.5
Net Debt to Total Assets (LTV consolidated)	53.6%	50.1%
Net Debt to Total Assets (LTV Expanded Solo)	53.9%	62.0%

Liquidity and financial strength

Liquidity (1)

NIS billions


7.0
3.8
Consolidated subsidiaries
3.2
The company and its private subsidiaries
30/9/2017

Leverage


Consolidated
Expanded Solo
50.1%
53.6%
62.0%
53.9%
12/31/2016
9/30/2017
12/31/2016
9/30/2017

Lines of Credit

USD billions


1.3
1.4
61%
39%
48%
52%
12/31/2016
9/30/2017
International banks
Local banks

Unencumbered Pool of Assets(2)

NIS billions


Consolidated
86.0%
30/09/2017

(1) Cash and Unutilized credit facilities. Not including liquidity in FCR amounting to NIS 1.8B
(2) % of Unencumbered pool of assets from investment asset in consolidated subs (i.e. not including assets FCR and REG)

LOCATION LOCATION LOCATION

Well staggered debt maturity schedule – Expanded Solo

Debenture Maturity Schedule[1]



NIS Millions
2.6%
11.8%
13.8%
10.8%
9.1%
8.0%
9.6%
11.0%
4.5%
8.6%
10.2%
289
1,291
1,511
1,179
996
874
1,050
1,202
490
945
1,123
(*)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027 and After
1.14%
5.16%
5.76%
5.11%
5.10%
5.19%
4.79%
4.68%
4.05%
3.98%
Bonds
% of Debentures
Weighted Avg. Interest Rate

- Weighted average debt maturity: 4.6 years
- Average interest rate: 4.82%

(*) Repayments in 2019 include Series 10 principal of NIS 759m with coupon of 6.5% which is secured by part of G City in Rishon Lezion, Israel.

[1] As of 30 September 2017. Comprises financial liabilities at the Gazit-Globe parent level and its private subsidiaries.

Thank you

Contact Information
Adi Jemini
EVP & CFO
+972.3.6948000

Doron Lavi Segelson
Head of Investor Relations
dlavi@gazitgroup.com
+972.3.6948037



Dandy

G Tel Baruch , Tel Aviv, Israel

LOCATION
LOCATION
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GAZIT GLOBE